Exhibit 10.1
Form of Management Retention Agreement
Date
Officer
Address
Dear ________,
Cray Inc. (the “Company”) considers it essential to the best interests of its shareholders to attract the best talent and foster the continuous employment of key personnel by the Company and its subsidiaries. The Board of Directors of the Company (the “Board”) recognizes that the possibility of a change of control may exist and that such possibility, and the uncertainty and questions that it may raise, may result in the departure or distraction of key personnel to the detriment of the Company and its shareholders.
The Board has determined that appropriate steps should be taken to ensure the continuity of management and to foster objectivity in the face of potentially disturbing circumstances arising from the possibility of a change of control of the Company.
In order to induce you to remain in the employ of the Company and in consideration of your further services to the Company, the Company agrees that you shall receive the severance benefits set forth in this letter agreement (“Agreement”) in the event your employment with the Company terminates in connection with a “Change of Control” of the Company (as defined in Section 2 below) under the circumstances described in this Agreement.
1.	Term of Agreement. This Agreement shall commence on the date hereof and shall continue in effect until (a) your employment with the Company is terminated by you or the Company (i) other than in connection with a Potential Change of Control or a Change of Control pursuant to which you become entitled to receive the compensation and benefits described in Section 4(b), or (ii) pursuant to written agreement between the Company and you, or (b) the commencement of the twenty-fifth (25) month following the occurrence of a Change of Control.

2.	Definitions. As used in this Agreement:
(a)	“Beneficial Owner” has the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	“Cause” means a termination of employment resulting from a good faith determination by the Board of Directors that:
(i)	you have willfully failed or refused in a material respect to follow reasonable policies or directives established by the Board of Directors or the Chief Executive Officer or willfully failed or refused to attend to material duties or obligations of your office (other than any such failure resulting from your incapacity due to physical or mental illness), which you have failed to correct within a reasonable period following written notice to you from the Chief Executive Officer or the Chairman of the Board that specifically identifies the manner in which you have not so performed your material duties and obligations, or

(ii)	there has been an act by you involving wrongful misconduct, including without limitation a conviction of or the entering into a plea of guilty or nolo contendere to a felony, which has a demonstrably adverse impact on or has caused material damage to the Company, or which constitutes a material misappropriation of the assets of the Company; or

(iii)	you have engaged in an unauthorized disclosure of confidential information which has a demonstrably adverse impact on or has caused material damage to the Company; or

(iv)	you, while employed by the Company, have performed services for another company or person which competes with the Company, without the prior written approval of the Chief Executive Officer of the Company; or

(v)	you have breached one or more of your material obligations hereunder.
For purposes of this definition, no act, or failure to act, on your part shall be considered “willful” unless done, or omitted to be done, by you in knowing bad faith and without reasonable belief that your action or omission was in, or not opposed to, the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company, shall be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interests of the Company.
Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless the Company shall have delivered to you a copy of a written resolution duly adopted by a majority of the non-management member of the Board finding, after reasonable notice to you and an opportunity for you to be heard with respect to such matter, that in the good faith opinion of such members of the Board you have engaged in the conduct set forth above in clauses (i), (ii), (iii), (iv) or (v) of this Section 2(b). Any such determination by the non-management members of the Board shall be subject to review pursuant to Section 10(i).

(c)	“Change of Control” of the Company means and includes each and all of the following:
(i)	The consummation of a merger, consolidation, share exchange or other reorganization of the Company with any other entity, other than a merger, consolidation, share exchange or reorganization which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger, consolidation, share exchange or reorganization;

(ii)	The consummation of a sale, lease, exchange or other disposition (in one transaction or a series of related transactions) of all, or substantially all, of the Company’s assets;

(iii)	The shareholders of the Company approve a plan of liquidation of the Company;

(iv)	The acquisition by any means by any Person as Beneficial Owner, directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company’s then outstanding voting securities except pursuant to a negotiated agreement with the Company pursuant to which such securities are purchased from the Company; or

(v)	At any time during any twenty-four (24) month period the individuals who at the beginning of such period constituted the Board (“Incumbent Directors”) shall cease for any reason to constitute at least a majority thereof, provided, however, that the term “Incumbent Director” shall also include each new director elected during such twenty-four (24) month period whose nomination or election was approved by two-thirds of the Incumbent Directors then in office.
Any other provisions of this definition notwithstanding, the term “Change of Control” shall not include, if undertaken at the election of the Company, either a transaction the sole purpose of which is to change the state of the Company’s incorporation or a transaction the result of which is to sell all or substantially all of the assets of the Company to another corporation (the “surviving corporation”), provided that the surviving corporation is owned directly or indirectly by the shareholders of the Company immediately following such transaction in substantially the same proportions as their ownership of the Company’s voting securities immediately preceding such transaction and the surviving corporation expressly assumes this Agreement.
(d)	“COBRA” means 29 U.S. Code, Sections 1161 through 1168, as amended.

(e)	“Code” means the Internal Revenue Code of 1986, as amended from time to time.

(f)	“Company” means Cray Inc., a Washington corporation, and if the context reasonably requires, any subsidiary of the Company, and any successor as provided in Section 8.

(g)	“Compensation” means the sum of (i) one year of base salary, at the highest per pay period base salary rate that you were paid by the Company in the twelve (12)-month period prior to the date of the Notice of Termination plus (ii) your 100% target incentive award under the Company’s annual cash incentive plan and any other cash incentive or bonus awards approved by the Board for the calendar year in which your Date of Termination occurs (assuming for this purpose that all conditions to payment at 100% of target awards and of other awards and bonuses, if any, have been or will be satisfied), provided, that if the Board has not established the annual cash incentive plan for the calendar year in which your Date of Termination occurs by the date of the Notice of Termination, then this clause (ii) instead shall use 100% of the target award in effect for you under the cash incentive plan for the immediately preceding calendar year; provided that such incentive and bonus awards shall not include any retention awards or bonuses which by their terms are based substantially on continued employment for one or more specific time periods.

(h)	“Disability” has the meaning given such term in the Company’s disability plans as in effect immediately prior to the earlier of a Potential Change of Control, if any, or Change of Control.

(i)	“Good Reason” means a material negative change in the employment relationship between you and the Company, unless you otherwise agree, including without limitation:
(i)	a material reduction in your base salary in effect immediately prior to the earlier of a Potential Change of Control, if any, or Change of Control, which for purposes of this Agreement means a reduction by more than 5% (whether in one or a series of reductions) compared to your applicable base salary before the first such reduction;

(ii)	a material reduction in your annual target award opportunity under the Company’s annual cash incentive plan, which shall be deemed to include reductions that would reduce your total target compensation (including base salary but excluding the value of any equity component) by more than 5% compared to your total target compensation for the immediately preceding year (including base salary but excluding the value of any equity component);

(iii)	a material diminution of your status, title, position(s) or responsibilities from your status, title, position(s) and responsibilities (including reporting responsibilities) as in effect immediately prior to the earlier of the Potential Change of Control, if any, or Change of Control, or the assignment to you of any substantive duties or responsibilities which are inconsistent with such status, title, position(s) or responsibilities (in either case other than isolated, insubstantial or inadvertent actions which are remedied promptly after notice);

(iv)	a request by the Company for you to relocate (except for office relocations that would not increase your one-way commute by more than 25 miles), or a change of your customary office location which results in substantially increased air or other travel compared to such travel during the twelve (12) month period immediately prior to the earlier of a Potential Change of Control, if any, or Change of Control (an increase for a reasonably sustained period of 25% per week and/or 25% of the time shall be deemed to be substantially increased travel, excluding increased travel for temporary projects or arrangements, and it being understood that in general you can expect to travel at least 25% of the time); or

(v)	the discontinuance of, or a reduction in, benefit plans or other policies of the Company intended to benefit the Company’s employees in which you participated immediately prior to the earlier of a Potential Change of Control, if any, or Change of Control where the consequence to you is a material overall reduction in benefits, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan or plans) has been made with respect to such plans, or the failure by the Company to continue your participation therein (or in such substitute or alternative plans) on a basis not materially less favorable, both in terms of the amounts of benefits provided and the level of your participation relative to other participants, as existed immediately prior to the earlier of a Potential Change of Control, if any, or Change of Control; or

(vi)	the failure of the Company to obtain the assumption of the Agreement as required by Section 8.
Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder. Notwithstanding the foregoing, a termination by you shall not constitute termination for Good Reason unless you shall first have delivered to the Company, not later than ninety (90) days after the occurrence of the event underlying your claim that Good Reason exists, a Notice of Termination. Such Notice of Termination may indicate that your termination is conditioned upon a final determination, and postponed until, the date on which such final determination is made, either by mutual written agreement of the parties or pursuant to Section 10(i) hereof, that Good Reason exists for such termination. Within twenty (20) days after such Notice of Termination is given, the Company will notify you in writing that:
(A)	it agrees with your Notice of Termination, in which event Good Reason shall be deemed to have occurred,

(B)	it intends to correct fully the circumstances giving rise to the claim of Good Reason and within thirty (30)-days of the receipt of the Notice of Termination, it corrects, rescinds or otherwise substantially reverses the circumstances supporting your claim for termination for Good Reason, in which event “Good Reason” shall be deemed not to have occurred, or

(C)	a dispute exists concerning whether Good Reason exists, and Sections 3(d) and 10(i) shall apply to such dispute.
(j)	“Person” has the meaning given such term in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) of the Exchange Act, but excluding the Company and any subsidiary and any employee benefit plan sponsored or maintained by the Company or any subsidiary (including any trustee of such plan acting as Trustee).

(k)	“Potential Change of Control” of the Company means the occurrence of any of the following:
(i)	the Company enters into an agreement, the consummation of which would result in the occurrence of a Change of Control of the Company;

(ii)	any Person or the Company publicly announces an intention to take or to consider taking actions which if consummated would constitute a Change of Control of the Company; or

(iii)	the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change of Control of the Company has occurred.
(l)	“Retirement” means your voluntary termination of employment on or after your 65th birthday, or at an earlier age pursuant to a written agreement between you and the Company with respect to retirement.

(m)	“Specified Employee” has the meaning given such term in Section 409A of the Code and the final regulations thereunder, as in effect from time to time (“Final 409A Regulations”), provided, however, that, as permitted in the Final 409A Regulations, the Company’s Specified Employees and the application of the six (6)-month delay rule of Section 409A(a)(2)(B)(i) of the Code shall be determined in accordance with rules adopted by the Board, which shall be applied consistently, with respect to all nonqualified deferred compensation arrangements of the Company, including this Agreement and similar agreements with other officers of the Company.
3.	Notice of Termination; Effective Date of Termination.
(a)	Any purported termination by the Company or by you shall be communicated by written Notice of Termination to the other party hereto.

(b)	For purposes of this Agreement, a “Notice of Termination” shall mean a notice in writing which indicates the specific termination provision(s) in this Agreement relied upon, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision(s) so indicated, and sets forth the applicable Date of Termination.

(c)	For purposes of this Agreement, the “Date of Termination” means, unless the Company and you agree to a different Date of Termination:
(i)	if your employment is terminated by reason of your death, the date of your death,

(ii)	if your employment is terminated by the Company for Cause, the date on which a Notice of Termination is given unless a subsequent Date of Termination is specified in such Notice,

(iii)	if your employment is terminated by the Company other than for Cause, or if your employment is terminated by you without a claim of Good Reason, the date specified in the Notice of Termination, or

(iv)	if you claim that you are terminating your employment for Good Reason, the date thirty (30) days after the date on which the Notice of Termination is given, unless:
(A)	an earlier Date of Termination has been specified or designated by the Company either in advance of, or after, receiving such Notice of Termination, pursuant to clauses (c)(ii) or (c)(iii) above, or

(B)	there is a dispute about whether Good Reason exists, in which case the Date of Termination shall be determined as set forth in Section 3(d) below.
(d)	Notwithstanding anything in the foregoing to the contrary, if the party receiving the Notice of Termination has not previously agreed to the termination, then within thirty (30) days after any Notice of Termination is given, the party receiving such Notice of Termination may notify the other party that a dispute exists concerning the termination, in which event the Date of Termination shall be extended to the date set either by mutual written agreement of the parties or through the proceedings described in Section 10(i). The Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. In case of such a dispute, the Company shall continue to pay to you your full compensation in effect on the date of the Notice of Termination giving rise to the dispute (including salary) or, if greater, your full compensation in effect immediately prior to the earlier of a Potential Change of Control, if any, or Change of Control, and continue you as a participant, on a basis at least as favorable to you as in effect on the date of the Notice of Termination giving rise to the dispute or, if greater, as in effect immediately prior to the Potential Change of Control, or Change of Control, in all compensation, insurance and benefit plans in which you were then participating until the dispute is finally resolved. During such period you shall continue to provide in good faith all of your customary services to the Company in your position, unless the Company elects to place you on paid leave. Amounts paid under this Section 3(d) are in addition to all other amounts due under this Agreement but without duplication under Section 4(a) or 4(b)(i) hereof, and shall not be offset against or reduce any other amounts due under this Agreement.

(e)	Notwithstanding anything to the contrary in this Agreement, (i) if at any time before the Date of Termination determined pursuant to this Agreement with respect to any purported termination by you of your employment with the Company, there exists a good faith basis for the Company to terminate your employment for Cause, then the Company may, regardless of whether or not you have given Notice of Termination for Good Reason and regardless of whether or not Good Reason exists, terminate your employment for Cause, in which event you shall not be entitled to the compensation and benefits provided in this Agreement, and (ii) if you die or your employment is terminated based on Disability after you have given Notice of Termination for Good Reason and before the Date of Termination specified in that Notice of Termination and if it is subsequently finally determined that Good Reason existed at the time your employment terminated, then termination of your employment shall be deemed to have occurred for Good Reason (and not due to your death or Disability), and you shall be entitled to the compensation and benefits provided in Section 4.

4.	Termination and Resulting Compensation and Benefits.
(a)	If, after the occurrence of a Potential Change of Control (and during the pendency of a Change of Control resulting from such Potential Change of Control), concurrent with a Change of Control, or within twenty-four (24) months after a Change of Control, your employment by the Company shall be terminated by the Company without Cause or due to Disability or death, or you terminate your employment for Good Reason, then you or your estate shall be entitled to receive the following:
(i)	Your full base salary through the Date of Termination to be paid pursuant to the Company’s standard payroll procedures, subject to Section 9, if applicable;

(ii)	Your accrued vacation pay, if any, which shall be paid in accordance with the Company’s practice for paying accrued vacation to terminating employees; and

(iii)	All amounts payable under the Company’s annual cash incentive plan for the calendar year immediately prior to the year in which the Date of Termination occurs which have not been paid to you on or before the Date of Termination, provided, if the Board has not yet approved the payment of any such amount for the prior calendar year by the date of your Notice of Termination, you will be paid your 100% target award under the Company’s annual cash incentive plan for that prior calendar year (in calculating such awards it shall be assumed for this purpose that all conditions to payment at 100% of target awards have been satisfied), with such amounts to be paid on the earlier of the date on which the non-terminated officers of the Company receive their payments under the cash incentive plan for such preceding calendar year or March 15 of the year in which the Date of Termination occurs; and

(iv)	All other compensation and benefits earned but not yet paid at the Date of Termination and all benefits as may be provided under the Company’s insurance and other benefit plans, programs and arrangements that provide you with the greatest of the benefits in effect immediately prior to the Potential Change of Control, if any, or the Change of Control or as in effect on the date of the Notice of Termination, such compensation and benefits to be paid or provided in the normal course pursuant to such plans, programs and arrangements.
(b)	If, after the occurrence of a Potential Change of Control (and during the pendency of a Change of Control resulting from such Potential Change of Control), concurrent with a Change of Control, or within twenty-four (24) months after a Change of Control, your employment by the Company shall be terminated by the Company without Cause, or you terminate your employment for Good Reason, then you, in addition to the payments specified in Section 4(a), shall be entitled to receive the following from the Company in lieu of any other severance compensation or benefits:
(i)	As severance pay and in lieu of any further salary for periods subsequent to the Date of Termination, an amount of cash in a single lump sum equal to two times your Compensation (“Termination Payment”), subject to the provisions of Section 9; and

(ii)	The following benefits:
(A)	For a period of up to eighteen (18) months from your Date of Termination, if you elect to continue coverage under COBRA for medical, dental, vision and orthodontia benefits that you and any dependents were receiving immediately prior to the Date of Termination, the Company will pay the entire cost of the COBRA coverage you had last elected for yourself, your spouse and your dependents under the Company’s medical, dental, vision and orthodontia plans prior to the date of the Notice of Termination or any lesser level of such benefits that you elect, and

(B)	The Company will reimburse you for the cost of an individual term life insurance policy on you for the period from the Date of Termination up to twenty-four (24) months with coverage up to the coverage amount provided by the Company to you immediately prior to the Notice of Termination of employment or, if greater, provided immediately prior to the Potential Change of Control, if any, or the Change of Control (currently a maximum of $500,000); if you cannot reasonably obtain such a life insurance policy for reasons of insurability, then, pursuant and subject to the limitations of the Company’s group insurance plan then in effect, which may include a lower level of insurance coverage and a shorter term, you may elect to convert your group coverage to individual coverage and the Company will pay the cost thereof, such conversion being effectuated no later than the time limits then applicable under the Company’s group insurance plan (currently thirty-one (31) days following the Date of Termination); provided that you shall submit appropriate evidence of such insurance and the premiums you paid within three (3) months of obtaining such insurance, and the Company shall reimburse you in the normal course for reimbursement of expenses and in any event within 3 (three) months of receipt of the appropriate documentation and information,

(C)	Each of the benefits identified in this Section 4(b)(ii) will be provided for a period ending on the earlier of (I) with respect to the payment or reimbursement of COBRA premiums for medical, dental, vision and orthodontia coverage, a period of no more than the eighteen (18) month COBRA period from the Date of Termination, and with respect to the life insurance benefits, for a period of no more than twenty-four (24) months from the Date of Termination, or (II) when you are employed by an employer (including the Company) that provides medical, dental, vision, orthodontia and/or life insurance benefits, as the case may be, and you are eligible to receive any such benefits. You hereby agree to notify the Company promptly if you accept employment with another employer and to provide the Company with relevant information regarding the benefits provided by such employer; and

(iii)	The Company agrees that, in addition to the Termination Payment, all outstanding stock options previously granted to you prior to the Change of Control (including any options issued in substitution or assumption of such options as a result of a Change of Control), whether vested or unvested, shall immediately have their vesting accelerated upon such termination, and such options shall be exercisable for the full number of shares covered thereby (including any portion not previously vested) and all such outstanding options shall be exercisable at any time before the earliest of (A) the respective expiration dates of the options, assuming that your employment had not been terminated, (B) the tenth (10th) anniversary of the original date of grant of such options or (C) the expiration of twelve (12) months after the Date of Termination; and

(iv)	If you hold any restricted shares of the Company’s common stock (including any restricted shares issued in substitution or assumption of such shares as a result of a Change of Control), then the vesting of such shares shall be accelerated to the extent, if at all, provided by the terms of the agreement governing such restricted shares; and

(v)	The Company will pay for outplacement services (Lee Hecht Harrison LLC Executive Transition Services or equivalent) with the Key Executive Level program for the Chief Executive Officer, the Chief Financial Officer and Senior Vice Presidents and the ProSearch 6 program for Vice Presidents) for a period ending the earliest of (A) when you complete the outplacement services program, (B) when you accept employment with another employer, provided that you commence such outplacement services within six (6) months following your Date of Termination. If the Company reimburses you for the expense of such services, you shall submit the expense to the Company within three (3) months of your receipt of the statement for such services and the Company shall reimburse you in the normal course for reimbursement of expenses and in any event within three (3) months of receipt of the statement and all other appropriate documentation and information.
(c)	In the event you become entitled to any amounts payable in connection with a Change of Control (irrespective of whether pursuant to this Agreement or another agreement, plan or arrangement) (“Change of Control Payments”), if any of such Change of Control Payments are subject to the tax imposed by Section 4999 of the Code (or any similar federal, state or local tax), the Company shall pay to you an additional amount in cash (a “Gross-Up Payment”) equal to the amount necessary to cause the amount of the aggregate after-tax compensation and benefits received by you under this Agreement and any other agreement with or plan or arrangement of the Company (after payment of the excise tax under Section 4999 of the Code with respect to any Excess Parachute Payment, and any state and federal income taxes, excise and employment taxes with respect to the Gross-Up Payment) to be equal to the aggregate after-tax compensation and benefits you would have received as if Sections 280G and 4999 of the Code had not been enacted. Subject to Section 9, the Gross-Up Payment shall be made to you as soon as possible following the calculation of the amount of the Gross-Up Payment, but in no event later than the end of your taxable year that immediately follows the year in which you pay the Excise Tax.

For purposes of determining whether any of the Change of Control Payments will be subject to the Excise Tax and determining the amount of such Excise Tax:
(i)	The Termination Payment and any other payments or benefits received or to be received by you in connection with a Change of Control or termination of your employment (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any Person whose actions result in a Change of Control or any Person affiliated with the Company or such Person (which together constitute the “Total Payments”)) shall be treated as “parachute payments” within the meaning of Section 280G(b)(1) of the Code, and all “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, unless in the written opinion of tax counsel, with known expertise and experience regarding the determining of the Excise Tax, selected by the Company’s independent auditors and reasonably acceptable to you (the “Tax Counsel”), such payments or benefits (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the base amount within the meaning of Section 280G(b)(3) of the Code, or are otherwise not subject to the Excise Tax;

(ii)	The amount of the Total Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Total Payments or (B) the amount of excess parachute payments within the meaning of Section 280G(b)(1) of the Code;

(iii)	The value of any non-cash benefits or any deferred payments or benefit shall be determined by the Tax Counsel in accordance with the principles of Sections 280G(d)(3) and (4) of the Code;

(iv)	All fees and expenses of the Tax Counsel shall be borne solely by the Company and all good faith determinations by the Tax Counsel shall be binding upon the Company and you; and

(v)	In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of your termination of employment, you shall repay to the Company, within ten business days after the amount of such reduction in Excise Tax is finally determined and receipt of written demand from the Company, the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal and state and local income, excise and employment taxes imposed on the Gross-Up Payment being repaid by you to the extent that such repayment results in a reduction in Excise Tax and/or federal and state and local income tax) plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of the termination of your employment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional gross-up payment in respect of such excess within ten business days after the time that the amount of such excess is finally determined.

(d)	The payments provided for in Section 4(b)(i) shall be made not later than the fifth (5th) business day after you execute and deliver the agreement and release required under Section 5 and the expiration of required revocation periods contained therein, provided, however, that if authorization of payment of such amount at that time or the actual payment of such amount at that time would cause such payment to be subject to Section 409A of the Code, the payment will be made as set forth in Section 9, and provided further that, if the amount of such payment due on the fifth (5th) business day following your execution and delivery of the agreement and release required under Section 5 and the lapse of any revocation period following such release cannot be finally determined on or before that payment date, the Company shall pay to you on such date an estimate, as determined in good faith by the Company, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the fifteenth (15th) day after you return the executed agreement and release under Section 5 and the revocation period has expired. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, you shall be obligated to repay such excess amount on the fifth (5th) business day after receipt of written demand by the Company, together with interest at the rate provided in Section 1274(b)(2)(B) of the Code. At the time that payments are made under this Section, the Company will provide you with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations including any opinions or other advice the Company received from Tax Counsel, outside counsel, auditors or consultants.

(e)	If the Company terminates your employment for Cause or, except as set forth in Section 4(a) for Disability or death, your employment is terminated due to Disability, death or retirement, or you voluntarily resign without Good Reason, then this Agreement does not apply and any payments due you or your estate shall be pursuant to applicable law or other applicable insurance and benefit plans, programs, arrangements and policies of the Company.
5.	Conditions to Payments. Before making any payments and providing any benefits specified in Sections 4(b) and 4(c), the Company has the right to require you to execute and return to the Company no later than the March 1 of the year following the year in which your Date of Terminations occurs the Company’s standard termination agreement and general release and any required revocation or waiting period shall have expired. The Company shall deliver in good faith its standard agreement and general release as soon as is reasonably practicable but no later than ten (10) business days following receipt of your Notice of Termination (unless mutually extended by you and the Company).
It is a condition to the Company’s obligation to continued paying Compensation and providing the benefits under this Agreement that you, following termination of employment, comply with the terms of your Employee Confidentiality Agreement, this Agreement and all other agreements executed during your employment or in connection with your termination of employment.

If a payment under this Agreement is deferred pending a general release becoming effective under the first paragraph of this Section 5, then the Company shall pay you the deferred amount in a lump sum as soon as is reasonably practicable after the general release is effective, with interest on the deferred amount at the rate set out in the penultimate paragraph of Section 9, and the Company shall pay the remaining balance in appropriate periodic payments on a schedule as if such severance payments had began from the Date of Termination without such deferral.
6.	Parachute Payments Contests.
(a)	You shall notify the Company in writing of any claim by the Internal Revenue Service with respect to the Gross-Up Payment and/or Excise Tax described in Section 4(c). Such notification shall be given no later than ten (10) business days after you are informed in writing of such claim and shall apprise the Company of the nature of the claim and the date of requested payment, if any. You shall not pay the claim prior to the expiration of the thirty (30) day period following the date on which you give notice to the Company. If the Company notifies you in writing prior to the expiration of the period that it desires to contest such claim, you shall:
(i)	give the Company any information reasonably requested by the Company relating to such claim;

(ii)	take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by the Company and reasonably acceptable to you;

(iii)	cooperate with the Company in good faith in order to effectively contest such claim; and

(iv)	permit the Company to participate in any proceedings relating to such claim.
Without limitation on the foregoing provisions of this Section 6(a), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administration tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or any income tax (including interest and penalties with respect thereto) imposed as a result of the contest; provided, further, that if the Company directs you to pay any claim and sue for a refund, the Company shall advance the amount of the payment to you, on an interest-free basis, and shall indemnify and hold you harmless, on an after-tax basis, from any Excise Tax or any income tax (including interest or penalties with respect thereto) imposed with respect to the advance or with respect to any imputed income with respect to the advance.

(b)	In the event that the Company exhausts its remedies pursuant to Section 6(a) and you thereafter are required to make a payment of any Excise Tax, the Tax Counsel shall promptly, and in no event more than sixty (60) days after the final and non-appealable settlement or other resolution of litigation with respect to a claim by the Internal Revenue Service described in Section 6(a), determine the amount of the Gross-Up Payment required and such payment shall be paid by the Company to or for your benefit within five (5) business days of such determination.

(c)	If, after the receipt by you of an amount advanced by the Company pursuant to Section 6(a), you become entitled to receive any refund with respect to such claim, you shall promptly so notify the Company and after receiving such refund pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto) as set forth in Section 4(c). If, after the receipt by you of an amount advanced by the Company pursuant to Section 6(a), a determination is made that you shall not be entitled to any refund with respect to such claim and the Company does not notify you in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.
7.	No Mitigation. You shall not be required to mitigate the amount of any payment provided for in Section 4 hereof by seeking other employment or otherwise, nor, except as set forth in Section 4(b)(ii), shall the amount of such payment be reduced by reason of compensation or other income you receive for services rendered after your termination of employment with the Company.

8.	Company’s Successors. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, to expressly assume and agree to perform the obligations under this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used in this Section 8, “Company” includes any successor to its business or assets as aforesaid which executes and delivers this Agreement or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

9.	Section 409A. Notwithstanding anything in this Agreement to the contrary, if any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable under this Agreement by reason of your separation from service when you are a Specified Employee, then, subject to any permissible acceleration of payment by the Company under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(iv) (payment of employment taxes), the following shall apply:
(a)	If the payment or distribution is payable in a lump sum, your right to receive payment or distribution of such non-exempt deferred compensation will be delayed until the earlier of your death or the first (1st) day of the seventh (7th) month following your separation from service; and

(b)	If the payment or distribution is payable over time, the amount of such non-exempt deferred compensation that would otherwise be payable during the six (6)-month period immediately following your separation from service will be accumulated and your right to receive payment or distribution of such accumulated amount will be delayed until the earlier of your death or the first (1st) day of the seventh (7th) month following your separation from service, whereupon the accumulated amount will be paid or distributed to you, or to your estate, and the normal payment or distribution schedule for any remaining payments or distributions will resume.
In case of any such delayed payment, the Company shall pay interest, compounded quarterly, on the deferred amount at 100% of the short-term applicable federal rate as in effect for the month in which the Date of Termination occurred.
If you were covered under any other agreement or policy that provides severance benefits that are subject to Section 409A of the Code, then to the extent that this Agreement provides you with benefits that are paid in lieu of such benefits under the other agreement or severance policy (“Replacement Benefits”), the terms of the other agreement or severance policy shall govern the time and form of payment of Replacement Benefits to the extent that the Replacement Benefits do not exceed the similar benefits under the other agreement or severance policy.
10.	Miscellaneous.
(a)	Notices. Notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or five (5) business days after deposit with postal authorities transmitted by United States registered or certified mail, return receipt requested, postage prepaid, addressed to the Company at its corporate headquarters, attention of the General Counsel, and to you at the addresses set forth on the last page of this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

(b)	Amendment or Waiver. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing by you and the Company. No waiver of either party at any time of the breach of, or lack of compliance with, any conditions or provisions of this Agreement shall be deemed a waiver of the provisions or conditions hereof.

(c)	Sole Agreement. This Agreement represents the entire agreement between you and the Company with respect to the matters set forth herein and supersedes and replaces all prior agreements with respect to the subject matter of this Agreement in their entirety. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter of this Agreement have been made by either party that are not set forth expressly herein.

(d)	Employee’s Successors. This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amounts are still payable to you hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of the Agreement to your devisee, legatee or other designee or, if there be no such designees, to your estate.

(e)	Fees and Expenses. Except as otherwise specifically set forth in this Agreement, each party shall bear its own costs and attorney’s fees that have been incurred. Notwithstanding the preceding, the Company shall pay, upon receipt of reasonable documentation, all legal fees and related expenses incurred by you, at least monthly, in connection with any legal proceedings, whether instituted by the Company or you, relating to the interpretation or enforcement of this Agreement as a result of (i) your termination under circumstances described in Sections 4(b) (including all such fees and expenses, if any, incurred in your contesting or disputing in good faith any such termination) or (ii) your seeking to obtain or enforce in good faith any right or benefit provided by this Agreement, provided, that if you instituted the proceeding and a finding (no longer subject to appeal) is entered that you instituted the proceeding in bad faith, you shall pay all of your costs and expenses, including attorneys’ fees and disbursements and reimburse the Company for any and all attorneys’ fees and disbursements the Company had paid on your behalf.

(f)	Survival. The respective obligations of, and benefits afforded to, the Company and you as provided in Sections 4, 5, 6, 9, 10(e) and 10(i) of this Agreement shall survive termination of this Agreement.

(g)	Funding. This Agreement shall be funded from the Company’s general assets.

(h)	Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

(i)	Litigation. Any dispute or controversy arising under or in connection with this Agreement shall be settled by litigation in a court of competent jurisdiction located in Seattle, Washington, and all parties consent to the jurisdiction and venue of such courts.

(j)	Applicable Law. This Agreement shall be interpreted and enforced in accordance with the internal laws of the State of Washington without reference to its conflicts of laws provisions.

(k)	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.
Illustrative examples of this application of the provisions of this Agreement to hypothetical fact situations are set forth on Exhibit A.
If the foregoing conforms to your understanding, please indicate your agreement to the terms hereof by signing where indicated below and returning one copy of this Agreement to the Company.
IN WITNESS WHEREOF, this Agreement is executed effective as of the date set forth above.
Sincerely,
CRAY INC.
Peter J. Ungaro
President and Chief Executive Officer
ACCEPTED AND AGREED TO AS OF THE DATE FIRST SET FORTH ABOVE:

Officer:

Address:

CEO
ANNEX A-1
SPECIFIC PROVISIONS APPLICABLE TO
Peter J. Ungaro
This Annex A-1 is attached to the letter agreement between Cray Inc. (the “Company”) and Peter J. Ungaro pertaining to a change of control of the Company:
You may receive the compensation and benefits described in Section 4, subject to the terms and conditions set forth in such letter agreement, if you terminate your employment by written notice of termination delivered to the Company during the thirty (30) — day period beginning six (6) months of the date of a Change of Control of the Company, provided that, at such time, you are not the Chief Executive Officer of a company registered under the Securities Exchange Act of 1934, as amended, and reporting directly to the Board of Directors of such company.
The execution of this Annex A is hereby acknowledged this  _____  day of December 2008.

Cray Inc.
Peter J. Ungaro

By:

Name:

Title:

CFO
ANNEX A-2
SPECIFIC PROVISIONS APPLICABLE TO
Brian C. Henry
This Annex A-2 is attached to the letter agreement between Cray Inc. (the “Company”) and Brian C. Henry pertaining to a change of control of the Company:
You may receive the compensation and benefits described in Section 4, subject to the terms and conditions set forth in such letter agreement, if you terminate your employment by written notice of termination delivered to the Company during the thirty (30)-day period beginning six (6) months of the date of a Change of Control of the Company, provided that, at such time, you are not the Chief Financial Officer of a company registered under the Securities Exchange Act of 1934, as amended, and reporting directly to the Chief Executive Officer of such company.
The execution of this Annex A is hereby acknowledged this  _____  day of December 2008.

Cray Inc.
Brian C. Henry

By:

Name:

Title:

EXHIBIT A
The purpose of this Exhibit is, by use of examples, to illustrate the working of this Agreement and reduce the possibility of inconsistent interpretations of this Agreement.
The following assumes that there has been a Potential Change of Control or Change of Control that triggers the general application of this Agreement.
General: As a general statement, when a officer who is a party to this Agreement is eligible to receive payments under this Agreement, the officer receives (a) an amount equal of two times the sum of the officer’s annual base salary and the officer’s 100% target award for the year in which the termination occurs, paid in a lump sum after a standard release and waiver becomes effective, and (b) certain specified benefits, including the full COBRA costs for medical, dental, orthodontia and vision benefits, life insurance and outplacement services, with the benefits provided for, with respect to the COBRA costs, for up top eighteen months, and the other benefits for up to two years, or, if earlier, when the officer accepts employment with another employer that provides those benefits.
There are special rules to determine the amount of incentive compensation that is payable if an officer is terminated early in a year before (a) the amount of incentive compensation for the prior year has been determined (Section 4(a)(iii)), and/or (b) the incentive compensation plan for the current year has been established (the proviso in Section 1(g)). Once determined, however, the covered officer receives the 100% award, which is not affected by the actual performance on the Company.
This Agreement applies only to terminations without Cause or for Good Reason or, to a limited extent in the event of a termination due to Disability or death before the prior’s year’s incentive compensation has been paid. Payments due to the officer in other circumstances are determined as provided by law and/or other plans, programs and policies of the Company. Section 4(e).
Illustrative Examples
Hypothetical: Vice President X makes a salary of $210,000 and has, under the annual cash incentive plan, a 40% target ($84,000) if Cray makes $30 million of adjusted pre-award operating income (for 50% of his total award) and X meets five defined individual goals (10% each or 50% together of his total award). (X’s target award for the prior year was 35%, or $73,500, with the prior year’s plan structured similarly to the current year’s plan.) If Cray’s adjusted pre-award operating income is $20 million, the plan award is 50% of target; if it is $26 million, the plan award is 75% of target; and if it is $34 million, it is 125% of target. Cray must be profitable for any payment to be made under the cash incentive plan, and a condition to payment is that the officer must be an employee on the date of payment. X has been a Vice President for 30 months and does not accrue any vacation. X has 16,000 options for Cray common stock, of which 4,000 options are vested, and 5,000 shares of restricted stock, of which 2,500 shares are vested.

Example 1. After discussions with the CEO, the Vice President X receives a notice of termination stating that his employment is terminated effective the last day of May; the termination is without “Cause,” as defined, but due to generally unsatisfactory leadership. Cray is on-target to make $30 million of adjusted pre-award operating income, although that will not be known for certain until after year-end. X received a 90% cash incentive plan award, or $66,150 ($73,500 x 90%) for the previous year in late February. After the end of the year in which X was terminated, the Company has $34 million adjusted pre-award operating income.
A. What compensation and benefits does X receive?
B. What changes if Cray’s adjusted pre-award operating income is $24 million?
C. What changes if the fourth quarter is very bad as a big delivery was not accepted, as had been planned, until the following January, and Cray is not profitable for the year.
Responses:
A. The “Date of Termination” is May 31, as the termination is without Cause and that is the date specified in the Notice of Termination — Section 3(c)(iii).
Through May 31, X receives his base salary of $8,976.93 per pay period ($210,000/26) and regular benefits — see Section 4(a).
Following May31, X will receive, as a severance benefit:
A lump sum in the amount of $588,000 (two times the sum of X’s base salary of $210,000 and X’s incentive target of $84,000) — see Sections 1(g) and 4(b)(i). This lump sum is generally paid on the 5th business day following the effectiveness of X’s general release and waiver, subject to the limitations of Code Section 409A — see Section 4(d).
X has no accrued vacation pay and has already received the Incentive Compensation for the prior year.
Benefits:
Assuming X has elected to continue coverage under COBRA, Cray will pay (or reimburse for) all the COBRA costs for continuing the medical, dental, vision and orthodontia benefits that X and his dependents were receiving immediately before May 31 — Section 4(b)(ii)(A).
Term life insurance in the amount of up to $500,000 if X obtains such a policy, or if X cannot obtain such a policy for reasons of insurability, X may be able to convert the group coverage into individual coverage — Section 4(b)(ii)(B).
The COBRA coverage is paid for up to18 months and life insurance coverage is paid for up to 24 months, unless X begins to work with another employer that offers such benefits — Section 4(b)(ii)(C).
Stock Options for all 16,000 shares vest in full on May 31 and X’s period in which to exercise those options extends for 12 months to the following May 31 — Section 4(b)(iii).

Restricted Stock is governed by X’s restricted stock agreement, which generally provide, when X is terminated without Cause following a Change of Control, that all 5,000 restricted shares vest in full — Section 4(b)(iv).
Outplacement Services (the ProSearch 6 program under the Lee Hecht Harrison Executive Transition Services, or equivalent) for a period until the program has been completed or X accepts employment with another employer — Section 4(b)(v).
If the payment of the severance benefits triggers a Gross-Up Payment, then the provisions of Section 4(c) apply, with payments of any Gross-Up Payments being made as soon as possible following the calculation of the amount of such payment.
All the payments described above assume X has signed a standard release and complies with the terms of his Employee Confidentiality Agreement and all other agreements regarding his employment and termination (which generally include a non-disparagement clause) — Section 5.
B. In this situation, non-terminated officers could receive 66.67% of their Incentive Compensation (the $24,000,000 achieved adjusted net operating profit is two-thirds between the target for a 50% award and a 75% award). However, X’s severance payment of $588,000 likely has already been paid before the end of the year, and in any event remains unchanged as set forth under Response A above — there is no provision for adjustment in the payment of Incentive Compensation based on actual Company performance — Sections 1(g) and 4(b)(i).
C. Similarly, in this situation, X would have received his severance payment of $588,000, and the other payments set forth under Response A above, without change, although the non-terminated officers would not receive any incentive award. Again, there is no there is no provision for adjustment in the payment of Incentive Compensation based on actual Company performance — Sections 1(g) and 4(b)(i).
Example 2. Vice President X, who works in the Mendota Heights, Minneapolis, office, is told on January 15 that he must relocate to Austin, Texas, for good business reasons. On January 20, he submits a Notice of Termination, stating that he does not want to move and forcing him to move would constitute “Good Reason” and specifies February 19 as his Date of Termination. The Company does not agree, citing the good business reasons and does not rectify the situation. X states there is a dispute as to whether “Good Reason” exists, and the matter is referred to litigation under Section 10(i) for a decision.
On February 15, the audit of the Company’s financial statements is completed and the Company meets $30 million adjusted pre-award operating income target. Vice President X met 4 of the 5 personal goals.
At its meeting held in the first week of February, the Board approved a cash incentive plan for the current year substantially similar to the previous year’s plan, but Vice President X is included only if he accepts the Austin position.
A.	In May the court decides that X had Good Reason What compensation and benefits does X receive?

B.	What changes if, in May, the court decides that X did not have Good Reason?

Responses:
If the termination of X is covered by the Agreement, then, except as discussed below, X receives the same payments and benefits as described above in Example 1, Response A. The key issue is whether the termination of X is covered by the Agreement — has X terminated for “Good Reason” as defined in Section 2(b)(i)? If so, then X is covered by the Agreement; if not, then X has resigned without Good Reason, and receives no severance benefits under the Agreement — see Sections 4(a), (b) and (e).
While the dispute is being resolved by the court, X remains an employee of the Company and receives his full salary and all benefits. The Company has the election to have X continue to provide services or be placed on paid leave — see Section 3(d).
There are issues regarding the amount of Incentive Compensation for the immediately prior year and the current year in which the Date of Termination occurred, assuming that X has terminated for Good Reason and the termination is covered by the Agreement.
The amount of Incentive Compensation for the immediately prior year is determined under Section 3(a)(iii), as the amount of payments for the prior year were not determined by the date of the Notice of Termination (January 20). In this circumstance, X would receive $73,500 as his payment under the Incentive Plan for the prior year. If X’s Incentive Plan payment for the prior year had been determined before the date of the Notice of Termination, then under the facts given, he would have received the adjusted amount of 90% of that payment, or $66,150.
The amount of Incentive Compensation for use in determining the Section 4(b)(i) severance payment for the current year is determined pursuant to the proviso in Section 1(g), and, in this circumstance, the full $73,500 target award from the prior year’s incentive compensation plan is used, with the result being that X’s lump sum severance payment is two times the sum of his $210,000 base salary and his $73,500 award target in the prior year, for a total of $567,000.